

July 30, 2013

Via Email
Paul Interrante
Chief Executive Officer
SMSA Gainesville Acquisition Corp.
5956 Sherry Lane, Suite 1000
Dallas, TX 75225

      Re: SMSA Gainesville Acquisition Corp.
               Item 4.01 Form 8-K
               Filed July 24, 2013
               File No. 000-53803

Dear Mr. Interrante:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant